Exhibit 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF): No.76.535.764/0001-43

BOARD OF TRADE (NIRE): No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

ORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (the “Company”) invites its Shareholders to participate in the Ordinary General Shareholders’ Meeting to be held on March 21, 2013 at 10:00 am, at the Company’s headquarters, located at Rua General Polidoro No. 99, 5th floor, Botafogo, in the City and State of Rio de Janeiro, to decide on the following Agenda:

1) Acknowledge the Managers’ accounts, discuss and vote on the Management Report and Financial Statements as of and for the year ended December 31, 2012, together with the Independent Auditors’ Report and the report of the Fiscal Council;

2) Examine, discuss and vote on the Management Proposal for the allocation of net profits for the fiscal year ended December 31, 2012 and for the distribution of dividends;

3) Elect the members of the Fiscal Council and their respective alternates; and

4) Determine the annual global compensation of the Managers and members of the Fiscal Council of the Company.

GENERAL INSTRUCTIONS:

1. Materials relating to the Agenda are available for examination by Shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri), and on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) (www.cvm.gov.br), pursuant to CVM Instruction No. 481/2009.

2. Shareholders wishing to attend the Meeting in person or be represented by an attorney-in-fact must forward the following documents to the Company’s Corporate M&A Department (Gerência Societário e M&A), located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., up to two (2) business days prior to the Meeting: (i) Legal Entities: authenticated copies (cópias autenticadas) of the Articles of Incorporation or

Bylaws or Articles of Association, minutes of the election of Board of Directors (if any) and minutes of the meeting electing the Board of Executive Officers and electing the legal representative(s) to be present at the Meeting; (ii) Individuals: authenticated copies of the shareholder’s identification and individual taxpayer (CPF) documents; and (iii) Investment Funds: authenticated copies of the Fund Regulations and Bylaws or Social Contract of the Fund’s administrator, as well as the minutes of the election of the legal representative(s) to be present at the Meeting. In addition to the documents listed in items (i), (ii) and (iii), as the case may be, a shareholder wishing to be represented by an attorney-in-fact must also forward the notarized power-of-attorney, conferring special powers, as well as authenticated copies of the identification documents of the person(s) who signed the power-of-attorney and minutes of the election of such person(s) to be the legal representative(s) with powers to sign the power-of-attorney, in addition to the identification and individual taxpayer documents of the attorney-in-fact. These measures are intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered with Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, up to two (2) business days prior to the Meeting.

Rio de Janeiro, February 19, 2013.

José Augusto da Gama Figueira

Chairman of the Board of Directors